EXHIBIT 99.1

Director/PDMR Shareholding

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU AND UK MARKET ABUSE REGIMES

March 4, 2026

Shell plc announces that the following Person Discharging Managerial Responsibilities (“PDMR”) has been made a conditional award of shares of Shell plc under the Shell Share Plan 2023 as set out below.

PDMR	Date	Share Type	Number of shares awarded
Andrew Smith	2 March 2026	SHELL (AMS)	11,269

The Notification of Dealing Form for the PDMR can be found below.

Julie Keefe
Deputy Company Secretary

ENQUIRIES

Shell Media Relations
International, UK, European Press: +44 20 7934 5550

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Andrew
Last Name(s)	Smith
2. Reason for the notification
Position/status	President, Trading and Supply
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Conditional award of shares of Shell plc under the Shell Share Plan 2023
Currency	EUR
Price	35.93
Volume	11,269
Total	404,895.17
Aggregated information
Volume	11,269
Price	35.93
Total	404,895.17
Date of transaction	02/03/2026
Place of transaction	Outside a trading venue